Exhibit 99.1

CorpBanca Announces The Ruling From The United States District Court for The Southern District of New York

Santiago, Chile, September 26, 2014. CORPBANCA (NYSE:BCA; SSE: CORPBANCA) announced today that we received the ruling from the United States District Court for the Southern District of New York dismissing the complaint brought by Cartica Management, LLC (“Cartica”) in its entirety, including all claims against CorpBanca, its directors and officers, CorpGroup and its controlling shareholder. We are very satisfied with the Court’s decision.

Cartica had sought to stop the proposed merger with Banco Itaú Chile and to obtain a compensation for itself alone. The Court rejected the request for an injunction to stop the transaction under the federal securities laws (United States). It also found that CorpGroup and Itaú had already disclosed the necessary information regarding their shareholders agreement in their public filings, and refused to exercise jurisdiction over Cartica’s state law claim for fraud. CorpBanca has maintained that this lawsuit was not meritorious since it was filed.

CorpBanca continues making progress on the merger process in accordance with the schedule and will strongly oppose any further efforts by Cartica to obstruct the proposed transaction. We are convinced that CorpBanca made the right decision to recommend approval of the merger by all shareholders, which, in addition to being the biggest strategic alliance available to a Chilean bank, will allow CorpBanca to make a qualitative step forward in the financial business of the region. We are convinced that the merger agreement with Banco Itaú Chile adds value to all the shareholders of CorpBanca on equal terms.

About CorpBanca

CORPBANCA (NYSE:BCA; SSE: CORPBANCA) is Chile’s oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$35.6 billion approximately and the equity totaled US$3.4 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012, CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of June 30, 2014, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (12.3% market share on a consolidated basis and 7.6% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

At the same date, according to the Colombian Superintendency of Finance, CorpBanca Colombia  was the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR CONTACT

Investor Relations, CorpBanca
Santiago, Chile

Phone: +56 (2) 2660-2555
IR@corpbanca.cl

MEDIA CONTACT

Brian Maddox / Andrea Duffy
FTI Consulting
Phone: +1 (212) 850-5661

Matthew Sherman / Mahmoud Siddig
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1 (212) 355-4449

Matias Cartajena
Simplicity
Phone: +569 (9289) 5367